

May 31, 2012

<u>Via E-mail</u>
Mr. George F. Jones, Jr.
Chief Executive Officer
Texas Capital Bancshares, Inc.
2000 McKinney Avenue, Suite 700
Dallas, TX 75201

> **Re:** **Texas Capital Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-34657**

Dear Mr. Jones:

We have reviewed your filing and response letter dated May 21, 2012 and have the following comment.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Notes to the Financial Statements</u>

<u>Note 23 – Legal Matters, page 97</u>

1.   We have reviewed your response to prior comment one from our letter dated May 3, 2012. Please expand your disclosure in future filings to describe in more detail the nature of the guarantor's complaint and the basis for the jury verdict award of $65.4 million, as more fully described in your response.

If you have any questions regarding comments on the financial statements and related matters, you may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Sharon Blume, Assistant Chief Accountant, at (202) 551-3474. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3464.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney